Exhibit 12.1

DICE HOLDINGS, INC.

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

AND PREFERRED STOCK DIVIDENDS

(In Thousands)

(Unaudited)

	Dice Holdings, Inc. (Successor)					Dice Inc. Reorganized (Predecessor)
	Twelve Months Ended December 31,				Four months ended December 31, 2005	Eight months ended August 31, 2005
	2009	2008	2007	2006
Income (loss) from continuing operations	$13,491	$14,837	$13,244	$8,239	$(1,445)	$6,049
Income tax expense (benefit)	7,890	9,573	6,692	5,110	(839)	4,325
Fixed charges	7,283	9,967	13,415	5,001	1,980	157

Earnings (loss) available for fixed charges	$28,664	$34,377	$33,351	$18,350	$(304)	$10,531

Fixed Charges:
Interest on long-term debt (including amortization of deferred financing costs)	$6,801	$9,552	$13,104	$4,788	$1,914	$15
Rentals representing interest and other	482	415	311	213	66	142

Total fixed charges	7,283	9,967	13,415	5,001	1,980	157
Preferred stock dividend requirements before income tax	—	—	162,148	18,114	—	—

Fixed charges plus preferred stock dividends	$7,283	$9,967	$175,563	$23,115	$1,980	$157

Ratio of earnings to fixed charges and preferred stock dividends (1)	3.94x	3.45x	—	—	—	67.22x

(1)	For the years ended December 31, 2007 and 2006 and the four months ended December 31, 2005, earnings were inadequate to cover fixed charges and preferred stock dividends by $142.2 million, $4.8 million, and $2.3 million, respectively.